April 28, 2014

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C., 20549

Re:	Nordstrom, Inc.

Registration Statement on Form S-4 (File No. 333-194884)

Dear Mr. Reynolds,

Reference is made to your letter dated April 18, 2014 regarding the Registration Statement filed by Nordstrom, Inc. (“Nordstrom”) to register under the Securities Act its offer to exchange (the “Exchange Offer”) up to $665,562,000 aggregate principal amount of its outstanding 5.00% Senior Notes due 2044 (the “New Notes”) for any and all of its outstanding 5.00% Senior Notes due 2044 (the “Existing Notes”). This letter is being delivered to provide Nordstrom’s response to the comments contained in your letter.

For your convenience, the numbered paragraphs set forth below correspond to the paragraphs of your letter. Your comments are repeated in bold, and our responses in ordinary type follow.

GENERAL

1. We note that it appears you are registering the exchange of 5.00% Senior Notes Due 2044 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in those letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: A supplemental letter containing the requested information and representations is being provided to the Staff under separate cover.

EXHIBITS

2. Please note that the form of indenture may not be incorporated by reference. See Instruction 1 to Item 601 of Regulation S-K and Compliance and Disclosure Interpretations, Regulation S-K, Question 146.1. Accordingly, please file the final indenture as an exhibit to the registration statement.

Response: Contemporaneous with the transmittal of this letter, Nordstrom is filing Amendment No. 1 to the Registration Statement, which amendment attaches the final form of indenture as Exhibit 4.1.

3. Please revise the legal opinion filed as Exhibit 5.1 to also opine on the law of the jurisdiction governing the indenture. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Response: Contemporaneous with the transmittal of this letter, Nordstrom is filing Amendment No. 1 to the Registration Statement, which amendment attaches a revised form of legal opinion, covering the law of the jurisdiction governing the indenture, as Exhibit 5.1.

If you have any questions or would like to discuss the foregoing response, please contact me at (206) 233-6565 or Brian DeFoe of Lane Powell PC at (206) 223-7948.

NORDSTROM, INC.

/s/ James A. Howell
James A. Howell
Vice President of Finance

cc:	Robert B. Sari

Brian B. DeFoe

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